SIFY TECHNOLOGIES LIMITED

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113

India

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention: Claire DeLabar

Re:	Sify Technologies Ltd.

Form 20-F for the Fiscal Year Ended March 31, 2024

Response dated October 1, 2024

File No. 000-27663

Dear Ms. DeLabar and Mr. Littlepage,

This letter is submitted on behalf of Sify Technologies Limited (the “Company”, “Sify” or “we”) in response to the comments of the staff members of the Securities and Exchange Commission (the “Staff”), as set forth in your letter (the “Comment Letter”) to M P Vijay Kumar dated October 3, 2024 with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024 (the “Annual Report”). For reference purposes, the text of your letter has been reproduced herein in boldface text with the response below each comment.

1.	We note your response to prior comment 4 to our letter dated August 14, 2024, where you provide your analysis to support you conclusion that the puttable compulsory convertible debentures (“puttable CCDs”) qualify for the exception to the definition of a financial liability under paragraph 16A and 16B of IAS 32. Please respond to the following:

•	We note that Clause 12.1 of the Debenture Subscription Agreement dated November 1, 2021 indicates that “the Investor CCDs shall rank senior to all other classes of compulsory convertible preference shares and equity shares currently issued and allotted by the Company or as may be issued and allotted in future” and that “In case of a Insolvency Event, Investor CCDs shall rank senior to all other classes of compulsory convertible preference shares and equity, in the distribution waterfall of liquidation proceeds. Tell us how this clause does not cause the puttable CCDs to not meet the criteria outlined in 16A(b)(i) and par. AG14C of IAS 32.

Response:

These CCDs are issued by the Company’s wholly-owned subsidiary, Sify Infinit Spaces Limited (“SISL”). SISL has different classes of equity that are issued and outstanding as at March 31, 2024 as follows:

Class 1: Equity shares,

Class 2: Compulsorily Convertible Preference Shares (CCPS) and

Class 3: Compulsorily Convertible Debentures (CCDs)

The Company believes that the ranking of the CCDs senior to other classes of equity does not of itself cause the puttable instrument to not meet the criteria outlined in paragraph 16A(b)(i). Pursuant to Clause 12.1 of the Debenture Subscription Agreement dated November 1, 2021 (“DSA”), these CCDs rank pari passu with the other CCDs issued by SISL, which may be issued only subject to the prior consent of the Investor or under certain permitted circumstances, and which would also be considered as part of the same class of equity. SISL does not have any other CCDs that are issued other than the above class of equity.

These CCDs do not have any priority on claim to liquidation proceeds over the other CCDs that belong to this class of equity. Pursuant to Clause 12.1 of the DSA, these CCDs shall rank senior only to all other classes of CCPS and Equity which are issued and allotted as on that date or in future, in the distribution of waterfall of liquidation proceeds. IAS 32 does not preclude the existence of several classes of equity with differential rights. Hence, the Company believes that these puttable CCDs meet the criteria outlined in paragraph 16A(b)(i). As there is no preferential right that is available to these CCDs within that class of equity, the Company believes there is no relevant application of AG 14C of IAS 32.

Reference is made to IFRS Interpretation Committee (Committee) discussion on “‘IAS 32 Financial Instruments: Presentation-Classification of puttable and perpetual instruments” in its meeting held on March 5, 2009, where it noted that IAS 32 does not preclude the existence of several classes of equity.

•	Please point to the provisions in your agreements which provide that the puttable CCDs are entitled to a pro rata share of the Company’s net assets in the event of liquidation, as required by paragraph 16A(a) of IAS 32.

Response:

Pursuant to Clause 12.1 of the DSA, these CCDs are entitled only to the liquidation proceeds in the event of a Liquidation (as defined in the DSA). Liquidation proceeds mean the net realisation from the SISL’s assets in the event of liquidation.

Although Clause 12.1 provides the right to the Investor to modify the CCD conversion formula to provide the same economic benefit as contemplated in the DSA, we believe this is a protective right that is available to the Investor and hence does not impact the classification of the instrument.

•	Tell us in more detail how you concluded that the total expected cash flows attributable to the puttable CCDs over their life are based substantially on the profit or loss of SISL over the life of the CCDs, as required by paragraph 16A(e) of IAS 32. As part of your response, please address the “default interest” provision in Clause 15.4.5 of the Debenture Subscription Agreement where the coupon is escalated to such a coupon which would entitle the investor to an increased IRR with respect to all of the Investor CCDs from the date of allotment and subscription of the relevant Investor CCD till the receipt of all the moneys due and payable to the Investor in accordance with the terms of the agreement. Additionally, please ensure your response addresses the STL Put Price, which entitles the holder to certain IRR on the Investor Aggregated Accreted Amount per the Put Option Agreement.

Response:

Pursuant to para 6.1 of Schedule IV of DSA, SISL must allot and issue the requisite number of fully paid-up equity shares to the holder of CCD in accordance with the conversion ratio, which is based on the future earnings before interest, tax and depreciation (“EBITDA”) of SISL. Further pursuant to Clause 17 of the DSA, the therein provided exit rights are available to the Investor only through a Qualified IPO or Alternate Listing (each as defined in the DSA), whereby the quantum of exit event proceeds to the puttable CCDs would be dependent on the profit and loss of SISL. Accordingly, the Company believes that the total expected cash flows attributable to these CCDs over their life are substantially based on the profit or loss of SISL over the life of the CCDs.

Upon occurrence of any of the event mentioned in paragraph 6.1 of Schedule IV of the DSA, SISL must allot and issue the requisite number of fully paid-up equity shares to the holder of a CCD in accordance with the conversion ratio provisions set out in paragraph 7 of Schedule IV of the DSA.

With regard to Clause 15.4.5, these are rights available to the Investor due to occurrence of an Event of Default. These are protective rights available to the Investor among other protective rights available like appointment of Nominee Director, prior approval for capital expenditure above a monetary limit, change in share capital, etc. The Company believes that these protective rights should not be taken into consideration on initial classification of an instrument.

IFRS Interpretation Committee (Committee) discussion on “‘IAS 32 Financial Instruments: Presentation — Classification of puttable and perpetual instruments” in its meeting held on March 5, 2009 opined that

1.	The financial instrument is first classified as a liability or equity instrument in accordance with the general requirements of IAS 32. That classification is not affected by the existence of puttable instruments.
2.	As a second step, if a financial instrument would meet the general definition of a liability because it is puttable to the issuer, the entity considers the conditions in paragraphs 16A and 16B of IAS 32 to determine whether it should be classified as equity.
3.	The existence of the put does not of itself imply that the puttable instruments are less subordinate than the perpetual instruments.

The Company has evaluated the Financial Instrument in accordance with the general requirements of IAS 32 and classified the instrument as Equity as the conditions in paragraph 16 are met.

The puttable CCDs have all the features indicated in Para 16A & 16B as given below, accordingly, the Company has classified the same as Equity.

a)	CCDs rank pari passu with the other CCDs forming part of same class of equity issued by SISL and these CCDs shall rank senior only to all other classes of CCPS and Equity. Hence, it entitles the holder to a pro rata share of the entity’s net assets in the event of liquidation and is also subordinate to all other classes of instruments.
b)	The total expected cash flows attributable to these CCDs over their life are substantially based on the profit or loss of SISL over the life of the CCDs as the quantum of exit event proceeds to the puttable CCDs would be dependent on the profit and loss of SISL
c)	Reference is also drawn to BC 18 of IAS 32 where the Board has concluded that contingent settlement provisions that would apply only in the event of liquidation of an entity should not influence the classification of the instrument because to do so would be inconsistent with a going concern assumption. A contingent settlement provision that provides for payment in cash or another financial asset only on the liquidation of the entity is similar to an equity instrument that has priority in liquidation and therefore should be ignored in classifying the instrument.

2.	We note your disclosure on page 155 of the issuances of the different Series of Compulsory Convertible Debentures during the last few years. In this disclosure you indicate that you have valued the share price and fixed the conversion ratio in the year(s) subsequent to issuance. Please revise your disclosure to discuss the conversion terms for each of the different Series of Compulsory Convertible Debentures.

Response:

We respectfully propose to expand the disclosure relating to conversion terms in future filings as detailed below:

The conversion ratio of each series of CCD is as follows:

The Series 1 CCD conversion ratio was fixed at 0.8112 as pursuant to the formula provided in the Series 1 CCD and Series 2 CCD DSA dated November 1, 2021.

The Series 2 CCD conversation ratio was fixed at 0.8026 as pursuant to the formula provided in the Series 1 CCD and Series 2 CCD DSA dated November 1, 2021.

The Series 4 CCD conversion ratio was fixed at 0.5434 pursuant to the DSA dated July 20, 2023.

The Series 5 CCD conversion ratio will be fixed by a formula based on (i) SISL’s operating performance as represented by a multiple of SISL’s EBITDA for the financial year 2024-25, (ii) SISL’s net debt and (iii) the total number of shares outstanding on the applicable closing date. The number of shares to be issued for Series 5 CCD is determined by subtracting the number of shares issued for Series 4 from the total number of shares to be issued as arrived above.

If you have any questions regarding the above clarifications, please feel free to contact the undersigned at +91 44 2254 0770, ext.2111.

/s/ M P Vijay Kumar

Name: M P Vijay Kumar
Title: Executive Director and Chief Financial Officer
Sify Technologies Limited
Chennai
India